FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of February 2006

PACIFIC HARBOUR CAPITAL LTD.

(formerly Venture Pacific Development Corp.)

(Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X              Form 40-F     __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     X              No     __

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

By: "Thomas Pressello"

Thomas Pressello,

President and CEO

Dated:  February 28, 2006

Encl.     Interim Consolidated Financial Statements as at December 31, 2005

Management Discussion & Analysis

Officer's Certificates

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

PACIFIC HARBOUR CAPITAL LTD.

To the shareholders:

The consolidated balance sheets of Pacific Harbour Capital Ltd. as at December 31, 2005 and the consolidated statements of loss and deficit and cash flows for the period ended have not been audited or reviewed by our auditors.

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED BALANCE SHEETS

December 31, 2005 and March 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	31-Dec-05	31-Mar-05
ASSETS:	(unaudited)	(audited)
Current:
Cash and cash equivalent	$ 213,091	$ 361,104
Marketable securities	255,441	272,130
Prepaid expenses and deposits	18,600	19,533
Land held for resale-Note 3	317,604	312,646
Investment and note receivable	-	4,999
	804,736	970,412

Capital assets, net-Note 4	20,459	27,732
	$ 825,195	$ 998,144

LIABILITIES:
Current:
Accounts payable and accrued liabilities	$ 158,421	$ 176,876
Current liabilities of discontinued operations-Note 5	28,958	28,958
	187,379	205,834
SHAREHOLDERS' EQUITY
Capital stock-Note 6	7,616,876	7,616,876
Contributed surplus- Note 6(d)	280,256	202,886
Deficit	(7,259,316)	(7,027,452)
	637,816	792,310

	$ 825,195	$ 998,144

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the Third Quarter Ended December 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-05	31-Dec-04	31-Dec-05	31-Dec-04
Revenue
Interest income	1,098	486	3,067	4,778

	1,098	486	3,067	4,778

General and Administrative Expenses- Schedule 1	78,690	99,138	220,336	347,834

Income (Loss) Before Other Items	(77,592)	(98,652)	(217,269)	(343,056)

Other Items
Legal settlement cost	-	-	-	(80,000)
Gain on sale of marketable securities	61,340	21,922	62,775	21,922
Stock option expenses	(77,370)	-	(77,370)	-
Write-down of marketable securities	-	-	-	(1,371)

Net Income (Loss) from continuing operations	(93,622)	(76,730)	(231,864)	(402,505)

Income (loss) from discontinued operations-Note 5	-	-	-	-

Net income (loss) for the period	(93,622)	(76,730)	(231,864)	(402,505)

Retained Earnings (Deficit) Beginning of Period	(7,165,694)	(6,895,581)	(7,027,452)	(6,569,806)

Retained Earnings (Deficit) End of Period	$ (7,259,316)	$ (6,972,311)	$ (7,259,316)	$ (6,972,311)

Basic income (loss) per share from continuing	($ 0.01)	($ 0.01)	($ 0.03)	($ 0.05)
operations
Basic income (loss) per share from discontinued	$ 0.00	$ 0.00	$ 0.00	$0.00
operations
Basic income (loss) per share for the period	($ 0.01)	($ 0.01)	($ 0.03)	($0.05)
Fully diluted	N/A	N/A	N/A	N/A
Weighted average number of shares outstanding	7,247,703	7,247,703	7,247,703	7,247,703

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Third Quarter Ended December 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative
	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-05	31-Dec-04	31-Dec-05	31-Dec-04
Operating Activities
Net (loss) income from continuing operations	$ (93,622)	$ (76,730)	$ (231,864)	$ (402,505)
Non-cash items:
Loss on write down of marketable securities	-	-	-	1,371
Gain on sale of marketable securities	(61,340)	(21,922)	(62,775)	(21,922)
Amortization	1,919	2,523	5,755	6,757
Stock option expenses	77,370	-	77,370	-
Changes in non-cash working capital:
Prepaid expenses and deposits	(6,029)	-	933	(1,435)
Accounts payable and accrued liabilities	(13,711)	(8,352)	(18,455)	(102,281)
	(95,413)	(104,481)	(229,036)	(520,015)
Financing Activities
Advances from (repayment to) shareholders	-	-	-	(12,500)
Advances (to) from affiliated companies	-	(6,070)	-	10,848
	-	(6,070)	-	(1,652)
Investing Activities
Expenditure on land held for resale	-	-	(4,958)	(5,780)
Investment in marketable securities	(30,000)	(110,852)	(30,000)	(287,452)
Net proceeds from sale of marketable securities	87,028	43,522	109,464	43,522
Net proceeds from investment and note receivable	-	5,000	4,999	231,668
Proceeds from promissory note receivable	-	-	-	840,335
Purchase (recovery) of capital assets	-	-	1,518	(4,683)
	57,028	(62,330)	81,023	817,610
Change In Cash from Continuing Operations	(38,385)	(172,881)	(148,013)	295,943
Change In Cash from Discontinued Operations	-	-	-	-
Cash (Bank Indebtedness), Beginning Of Period	251,476	625,157	361,104	156,333
Cash (Bank Indebtedness), End Of Period	$ 213,091	$ 452,276	$ 213,091	$ 452,276
Represented by:
Cash from Continuing Operations	213,091	452,276	213,091	452,276
Cash from Discontinuing Operations	-	-	-	-
	213,091	452,276	213,091	452,276

SEE ACCOMPANYING NOTES

Schedule I

PACIFIC HARBOUR CAPITAL LTD.

INTERIM CONSOLIDATED SCHEDULES OF

 GENERAL AND ADMINISTRATIVE EXPENSES

For the Third Quarter Ended December 31, 2005 and 2004

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	Third Quarter		Cumulative

	3 months Ended	3 months Ended	9 months Ended	9 months Ended
	31-Dec-05	31-Dec-04	31-Dec-05	31-Dec-04
General and administrative expenses

Audit	6,050	-	6,050	375
Administration recovery	(12,000)	(12,000)	(33,933)	(41,000)
Amortization-capital assets	1,919	2,523	5,755	6,757
Bank charges	164	142	431	451
Corporate accounting	6,180	7,200	18,502	20,540
Consulting	-	2,861	-	6,361
Filing fees	1,055	-	7,019	4,255
Foreign exchange loss (gain)	-	26,040	-	52,525
Interest	-	-	-	(431)
Legal and professional fees	10,696	5,000	14,109	87,615
Licence and dues	-	-	2,001	2,065
Management fees	6,000	19,500	38,250	58,500
Office and general	5,785	8,911	16,703	20,489
Promotion and advertising	10,740	2,506	12,076	16,699
Rent and utilities	18,088	17,846	54,778	52,105
Shareholder info and investor relations	-	2,255	2,460	4,714
Transfer agent fees	706	413	4,691	1,901
Travel	-	517	-	5,659
Wages and benefits	23,307	15,424	71,444	48,254

	78,690	99,138	220,336	347,834

SEE ACCOMPANYING NOTES

PACIFIC HARBOUR CAPITAL LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 1

Nature of  Operations

Pacific Harbour Capital Ltd. is a public company, which was incorporated on March 8, 1986 under the British Columbia Business Corporations Act.  Its common shares are traded on the TSX Venture Exchange and the OTC Bulletin Board.  The Company's primary business is investment. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

During fiscal 2003 and 2004, the Company disposed of its 50% joint venture interest in the Pemberton Junction gas station/convenience store and all the assets and operations of a vehicle leasing business owned by a subsidiary of the Company. The operation of the vehicle leasing business continues to be presented as discontinued operations in these consolidated financial statements.

Note 2

Significant Accounting Policies

The unaudited interim consolidated financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim consolidated financial statements do not include all the disclosures included in the Company’s annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements.

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates that have been made using careful judgement. Actual results may differ from these estimates.

The interim consolidated financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarised below:

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2005– Page 2

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

 Significant Accounting Policies- (cont’d)

a)

Principle of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: 345384 BC Ltd, Venture Pacific Development Capital Ltd., Venture Pacific Vehicle LeaseCorp Inc., VenPac Nevada I, Inc. and Venture Pacific Development USA Ltd.

All significant inter-company transactions and balances have been eliminated.

b)

Marketable-Securities

Marketable securities are carried at the lower of cost and fair market value.

c)

Land Held for Resale

Land held for resale is carried at the lower of cost and net realizable value. The cost of the land includes certain direct and indirect costs including property taxes. To the extent that costs are determined to exceed net realizable value they will be written down accordingly.

d)

Capital Assets and Amortization

Capital assets are recorded at cost. Amortization has been calculated using the following annual rates and methods:

Computer equipment

30% declining balance

Office furniture

20% declining balance

Software

50% declining balance

e)

Investment

Investment is carried at cost. To the extent that cost exceeds net recoverable value it will be written down accordingly.

f)

Basic and Diluted Loss per Share

Basic earnings or loss per share are computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2005– Page 3

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 2

 Significant Accounting Policies- (cont’d)

were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anit-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

g)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the consolidated balance sheet. Non-monetary assets, liabilities and other items recorded in income arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction. Resulting exchange gains or losses are included in income when incurred.

h)

Fair Market Value of Financial Instruments

The carrying values of cash and cash equivalent, marketable securities, accounts receivable and accounts payable approximate fair value because of the short-term maturity of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

i)

Stock-Based Compensation Plan

On January 1, 2004, the Company adopted the amended CICA Handbook Section3870-“Stock-based Compensation and Other Stock-based Payments”. Under this method, the Company must account for compensation expense based on the fair value of rights granted under its stock-based compensation plan. Compensation costs attributable to share options granted to employees, directors and officers is measured at fair value at the grant date, and expensed over the expected exercise time with a corresponding increase in contributed surplus. Upon exercise of stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2005– Page 4

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 3

     Land Held for Resale

	Dec. 31, 2005	Mar.31, 2005
Balance, beginning of the period	312,646	306,867
Property taxes	4,958	5,779
Other costs	-	-
	317,604	312,646
Less: land sold during the period	-	-
Total land held for resale	317,604	312,646

Note 4

     Capital Assets

			Dec. 31 2005	March 31 2005
	Cost	Accumulated Amortization	Net	Net
Computer Equipment	29,538	19,104	10,434	15,422
Office Furniture	20,635	10,793	9,842	11,578
Software	4,170	3,987	183	732

	54,343	33,884	20,459	27,732

Note 5

      Discontinued Operations

On January 24, 2003 the Company sold the business and assets of its wholly owned subsidiary, Venture Pacific Vehicle LeaseCorp Inc. for $550,000 and recorded a loss of $200,525 on the sale. Income related to Venture Pacific Vehicle LeaseCorp Inc. has been disclosed as income from discontinued operations. The consolidated balance sheets include the following amounts related to discontinued operations of Venture Pacific Vehicle LeaseCorp Inc.

	Dec. 31, 2005	Mar. 31, 2005

Accounts Payable	28,958	28,958
Current liabilities of discontinued operations	28,958	28,958

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2005– Page 5

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 5

      Discontinued Operations- (cont’d)

	9 months ended December 31, 2005	9 months ended December 31, 2004
Revenue	-	-
Net (Loss)	-	-

Cash flow from discontinuing operations
Operating	-	-
Financing	-	-
Investing	-	-
Changes in cash from discontinued operations	-	-

Note 6    Share Capital

a)

Authorized:

100,000,000 common shares without par value.

b) Issued:	Number	Amount
Balance, March 31, 2002	13,040,345	$ 7,469,567
Common shares issued for debt settlement	1,040,210	104,021
Balance, before consolidation	14,080,555	7,573,588
Consolidated 2 to 1	(7,040,278)	-
Common shares issued for debt settlement	172,435	31,038
Common shares issued for bridge loan fees	35,000	12,250
Share consolidation round off adjustment	(9)	-

Balance, March 31, 2005 and December 31, 2005	7,247,703	$ 7,616,876

On October 21, 2002, the Company consolidated the issued and outstanding common shares resulting in every two shares of the Company being consolidated into one new common share. As a result, the Company’s 14,080,555 issued and outstanding common shares were consolidated into 7,040,277 common shares.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2005– Page 6

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 6      Share Capital - (cont’d)

c)

Commitments:

i)

Stock-Based Compensation Plan

From time to time, the Company grants incentive stock options to directors and employees to purchase common shares of the Company at market related prices.

Information regarding the Company’s outstanding stock options is summarized as follows:

	Number	Price Range
Outstanding and exercisable at March 31, 2002	368,500	$ 0.40-0.50
Expired	(252,500)	$ 0.40-0.50

Total before consolidation	116,000
Consolidated 2 to 1	(58,000)
Issued	879,028	$ 0.24-0.30
Cancelled	(58,000)	$ 0.80-1.00

Outstanding and exercisable at March 31, 2005	879,028	$ 0.24-0.30
Issued	502,014	$ 0.24
Cancelled	(402,014)	$ 0.24

Outstanding and exercisable at December 31, 2005	979,028	$ 0.24-0.30

During the quarter ended December 31, 2005, 402,014 options were cancelled subsequent to the resignation of two directors. The Company also granted 502,014 to new directors and employee. Consequently, on December 31, 2005 there were 979,028 employee and director share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Shares	Exercise Price	Expiry Date
427,014	$0.24	December 13, 2007
50,000	$0.30	December 16, 2007
502,014	$0.24	December 07, 2010

979,028

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2005– Page 7

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 6      Share Capital - (cont’d)

The fair value of the options granted during the period was estimated at the date of the grant using the Black-Scholes option-pricing model. During the current quarter the Company recorded stock-based compensation expenses in the amount of $77,370 as other expenses with the offsetting amount, recorded as a credit to contributed surplus.

The Black-Scholes option-pricing model for the current stock-based compensation expenses has the following assumptions:

Risk free interest rate

3.69%

Dividend yield

0%

Expected volatility

68.96%

Weighted average expected stock option life

3 years

d)

Contributed Surplus:

Balance- March 31, 2005	$202,886
Stock-based compensation	77,370
Balance- December 31, 2005	$280,256

Note 7    Related Party Transactions

For the nine months ended December 31, 2005 and 2004, the Company had the following expense recovery and expenses paid to or from a director with companies in common and a law firm whose partner is a former director of the Company:

	2005	2004
Administration recovery	(33,933)	(41,000)
Legal and professional fees	1,755	2,546
Management fees and salaries	38,250	58,500
	6,072	20,046

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2005– Page 8

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

Note 8

Differences Between Canadian and US Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with GAAP in the US.

The material differences between Canadian and US GAAP, which affect the Company’s results of operations and financial position, are summarized as follows:

A)

Accounting for Start-up Activities

Under US GAAP, the balances capitalized as deferred development costs incurred on the land held for development would not be eligible for capitalization and would be expensed as incurred.

B)

Accounting for Capitalized Holding Costs

Under US GAAP, the carrying costs of holding properties including property taxes would not be eligible for capitalization to the properties held for resale and would be expensed as incurred.

C)

Comprehensive Income

Under US GAAP, securities that are acquired principally for the purpose of selling them in the near term are classified as trading securities. Unrealised holding gains and losses for trading securities shall be included in earnings and reported for the period.

	9 Months ended December 31,	Year ended March 31,
	2005	2005
Net loss for the period per Canadian GAAP	$(231,864)	$(457,646)
Capitalized holding costs	(4,958)	(5,780)
Unrealised gain on trading securities ©	105,375	242,450

Net loss for the period	$(131,447)	$(220,976)

Basic loss per share per US GAAP	$(0.02)	$(0.03)

Pacific Harbour Capital Ltd.

Notes to the Interim Consolidated Financial Statements

December 31, 2005– Page 9

(Stated in Canadian Dollars)

(Unaudited – Prepared by Management)

	9 Months ended December 31,	Year ended March 31,
	2005	2005
Balance Sheets	$ 825,195	$ 998,144
Capitalized holding costs	(4,958)	(10,694)
Marketable securities increase ©	105,375	242,450

Total Assets per US GAAP	$ 925,612	$ 1,229,900

Total Liabilities per Canadian and US GAAP	$ 187,379	$205,834

Shareholders’ Equity
Deficit, end of period per Canadian GAAP	$ (7,259,316)	$ (7,027,452))
Capitalized holding costs	(4,958)	(10,694)
Stock-based compensation	-	(35,600)
Unrealized gain on trading securities	105,375	242,450

Deficit, end of period per US GAAP	$ (7,158,899)	$ (6,831,296)
Share capital per Canadian and US GAAP	7,616,876	7,616,876
Contributed surplus (additional paid-in capital)	280,256	202,886
Contributed surplus	-	35,600

	$ 738,233	$ 1,024,066

Note 9

Comparative Figures

Certain comparative figures have been reclassified to conform to the financial statement presentation adopted for the current period.

PACIFIC HARBOUR CAPITAL LTD.

Management Discussion and Analysis

THIRD QUARTER REPORT – December 31, 2005

This Management’s Discussion and Analysis of Pacific Harbour Capital Ltd. provides analysis of Pacific Harbour Capital Ltd.’s financial results for the third quarter ended December 31, 2005. The following information should be read in conjunction with the accompanying unaudited financial statements and the notes to the unaudited financial statements.

1.1 Date of Report: February 24, 2006

1.2 Overall Performance

Nature of Business and Overall Performance

Pacific Harbour Capital Ltd. (“the Company”) is a Vancouver based investment company involved in investment in land/real estate, marketable securities and various business ventures. The Company invests and divests itself of assets as determined by the general economic environment and health of the relevant sectors and the specific financial health of the entity. Currently the Company holds investment in a 133-acre parcel of land in Pemberton, B.C. Canada and various marketable securities.

In the third quarter ended December 31, 2005, the Company received net proceeds of $87,028 from the sale of marketable securities and reported a gain on sale of marketable securities of $61,340. The Company also invested additional $30,0000 marketable securities bringing the total value of marketable securities to $255,441 at cost as of December 31, 2005. These marketable securities are valued at the lower of cost and fair market value. As at December 31, 2005, the fair market value of the marketable securities was $360,980.

During this third quarter, the Company also issued stock options to two new directors and an employee resulting in stock option expenses of $77,370 charged to operations. Consequently, the Company reported a net loss of $93,622 or $0.01 loss per share and with accumulated deficit of $7,259,316 since inception. Management continues to search and identify potential business ventures and investments in order to improve operations and become profitable.

As of December 31, 2005, the Company had cash and cash equivalent of $213,091 and working capital of $617,357. The Company had no long-term debt.

1.3 Results of Operations For the Third Quarter Ended December 31, 2005

Revenue

Total revenue for the three months and nine months ended December 31, 2005 was $1,098 and $3,067, respectively, as compared to $486 and $4,778, respectively, for the same periods in 2004. Revenue consisted of interest income from cash and cash equivalent and note receivable.

General and Administrative Expenses

Total general and administrative expenses for the three and nine months ended December 31, 2005 were $78,690 and $220,336 respectively, as compared to $99,138 and $347,834, respectively, for the same periods in 2004. The decrease in general and administrative expenses for the three months and nine months ended December 31, 2005, as compared to the comparable periods in 2004, was mainly due to lower management fees, legal fees charged in 2005 and no foreign exchange loss. As part of management cost cutting measure, management fees were reduced. After the settlement of a lawsuit with a former manager of the Company’s subsidiary in 2004, the Company reduced its legal expenses substantially. The Company also reduced its foreign exchange loss to $nil in 2005 after converting majority of the cash from US currency to Canadian currency.

Offsetting the reduction, wages and benefits, audit fees and filing fees were slightly higher in 2005. The company hired an additional part time administrative staff in 2005 resulting in higher wages expense. Audit fees increased reflecting additional audit requirement. The Company also incurred higher filing fees in connection with resignation of old directors and addition of new directors and new issuance of stock options.

Other Items

The Company reported a gain on sale of marketable securities of $61,340 in the third quarter ended December 31, 2005. With the issuance of additional stock options, the Company recorded stock option expense of $77,370 in the current quarter.

Net Loss

The Company reported a net loss of $93,622 or $0.01 loss per share in the third quarter as compared to a net loss of $76,730 or $0.01 loss per share for the comparable quarter last year. For the nine months period, total net loss was $231,864 or $0.03 loss per share as compared to a net loss of $402,505 or $0.05 loss per share in the comparable nine months period.

1.4 Transactions with Related Parties

In the nine months ended December 31, 2005, the Company paid $38,250 management fees to a company controlled by a director and officer of the Company for management service. In addition, the Company paid $1,755 to a law firm whose partner is a former director of the Company.

The Company received $33,933 for administration recovery from related companies that has a director and officer in common for shared office facility and staffs.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q4 Mar 31, 2004	Q1 June 30, 2004	Q2 Sept 30, 2004	Q3 Dec 31, 2004	Q4 Mar 31, 2005	Q1 June 30, 2005	Q2 Sept 30, 2005	Q3 Dec 31, 2005
Total Revenues	$nil	$4,292	$nil	$486	$12,285	$802	$1,167	$1,098

Income or loss before discontinued operations and extraordinary items:

Total	$(1,313,298)	$(53,489)	$(272,286)	$(76,730)	$(55,141)	$(71,706)	$(66,536)	$(93,622)
Per Share	$(0.17)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.17)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Net income or loss:

Total	$(1,339,444)	$(53,489)	$(272,286)	$(76,730)	$(55,141)	$(71,706)	$(66,536)	$(93,622)
Per Share	$(0.18)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Per Share Fully Diluted	$(0.18)	$(0.01)	$(0.03)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

General Discussion of Quarterly Results

Income and loss

Significant changes in key financial data for net income or loss during the quarters can be attributed to loss incurred from the sale of land resulting in an overall net loss of $1,339,444 for the fourth quarter ended March 31, 2004.

The Company also incurred $80,000 in legal settlement payment and higher legal fee in the second quarter ended September 30, 2004; therefore, net loss for the quarter increased to $272,286.

1.7 Liquidity and Capital Resources

As of December 31, 2005, the Company had cash and cash equivalent of $213,091 and working capital of $617,357 as compared to $361,104 in cash and cash equivalent and $766,578 in working capital as of March 31, 2005. The decrease in cash and working capital was mainly attributable to negative cash outflow from operating activities for the nine months period totalled $229,036. This decrease in cash and working capital was offset by $109,464 in net proceeds received from sale of marketable securities.

From an operating standpoint, the Company continues to rely on proceeds from sale of investment or property to remedy operating deficiency. The Company has no plan for any material capital expenditure in the near future.

In the nine months period ended December 31 2005, the Company invested an additional $30,000 in marketable securities and received proceeds of $5,000 from note receivable and $1,518 from recovery of capital assets.

Depending on future growth and investment activities, the Company may obtain equity or debt financing to support major acquisition or investment activities.

1.8 Contingent liabilities and Lawsuits

The Company is currently involved with several court cases, which it plans to defend vigorously.

The first court case involves another law firm engaged by the previous management. The firm claims outstanding legal fees of approximately $32,000. The Company is in the process of contesting the amount through the court and deems it unreasonable. This legal fee has been accrued in the financial statement in full.

The second court case involves former management of the company and a legal firm that was previously engaged by them.  Former management of the company has purchased certain debts from this previously used law firm and is now asserting a claim of $110,067.  The Company is in the process of contesting this amount through the court as it deems it unreasonable.  $54,107 of this claim has been accrued within the financial statements.

1.9 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.10 Contractual Obligations  and Commitments

On December 31, 2005, the Company had no long-term debt, capital lease obligations, purchase obligations and contractual obligations and commitments. The Company, however, has an operating lease commitment for office space at $62,495 per annum until March 31, 2007.

1.11 Financial instruments and Risk Factors

As of December 31, 2005 the Company held $255,441 in marketable securities, which are valued at the lower of cost and fair market value. These marketable securities are exposed to market volatility and may result in risk of loss in value. Other financial instruments, which include cash and cash equivalent, accounts receivable and accounts payable were not exposed to any financial instruments risks since their fair value approximates their carrying values.

Business or investment risks

The Company is subject to risks of venturing into businesses or investments that are not profitable and may result in additional debt costs and contingent liabilities.

1.12 Outlook

Identifying profitable business ventures and investments will be the main task for the Company in this coming year in order achieve profitable operations. The Company’s mandate is to improve operations in order to increase shareholders’ value.

PACIFIC HARBOUR CAPITAL LTD.

FORM 52-109FT2 – CERTIFICATION OF INTERIM FILINGS

I, Michael Reynolds, a Director of Pacific Harbour Capital Ltd., hereby certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd. for the interim period ended December 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated:  February 27, 2006

"Michael Reynolds"

________________________________

Michael Reynolds

Director

PACIFIC HARBOUR CAPITAL LTD.

FORM 52-109FT2– CERTIFICATION OF INTERIM FILINGS

I, Thomas Pressello, President and Chief Financial Officer of Pacific Harbour Capital Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuer's Annual and Interim Filings) of Pacific Harbour Capital Ltd., for the interim period ended December 31,  2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Dated:  February 27, 2006

"Thomas Pressello"

________________________________

Thomas Pressello

President and Chief Financial Officer